UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36713

Liberty Broadband Corporation
(Exact name of registrant as specified in its charter)

c/o Charter Communications, Inc.
400 Washington Blvd.
Stamford, Connecticut 06902
(203) 905-7801
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On August 19, 2026, (i) Fusion Merger Sub 2, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Charter Communications, Inc. (“Charter”), merged with and into Liberty Broadband Corporation, a Delaware corporation (the “Company”) (the “Merger”), with the Company surviving the Merger, and (ii) immediately following the Merger, the Company merged with and into Fusion Merger Sub 1, LLC, a Delaware limited liability corporation and a wholly owned direct subsidiary of Charter, at which time the separate corporate existence of the Company ended.  Accordingly, there are no holders of record of the securities covered by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fusion Merger Sub 1, LLC (as successor by merger to Liberty Broadband Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2026	Fusion Merger Sub 1, LLC, as successor by merger to Liberty Broadband Corporation

	By:	/s/ Jessica M. Fischer
	Name:	Jessica M. Fischer
	Title:	Chief Financial Officer